[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 21, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Suzanne Hayes

Re:	Moelis & Company
Registration Statement on Form S-1
Filed March 4, 2014
File No. 333-194306

Dear Ms. Hayes:

On behalf of our client, Moelis & Company, a Delaware corporation (the “Company”), we file herewith Amendment No. 1 to the above-referenced Registration Statement (the “Amended Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 19, 2014 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses refer to page numbers in the Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Securities and Exchange Commission

March 21, 2014

Prospectus Summary

Moelis & Company, page 1

1.                                      We note your response to prior comment 9 and do not believe the changes you made in the prospectus are responsive. Please revise to indicate whether rapid revenue and market share growth are typical in a firm’s early years and whether your growth relative to your peers can in any way be attributable to your operating history relative to theirs.

Response:

The Company has revised the disclosure on pages 1, 4, 68 and 71 of the Amended Registration Statement to delete statements regarding its growth relative to its peers.

2.                                      We reissue prior comment 10 as the revision you made in the prospectus is not responsive. Revise to explain your role in the overall context of each transaction. You should take into consideration the scope of your assignment and fees earned. For example, in the Heinz transaction, it appears that you were the financial advisor to the transaction committee of the board of directors while two other firms acted as financial advisors to Heinz.

Response:

The Company has revised the disclosure on pages 2 and 69 of the Amended Registration Statement to explain its role in the overall context of each transaction by disclosing the Company’s specific role on each transaction.

Our Key Competitive Strengths, page 4

3.                                      We note your statements regarding compound annual revenue growth here and on page 71. If you experienced any years in which revenues and/or earnings decreased, please clarify your disclosures and quantify the decreases.

Response:

The Company has revised the disclosure on pages 4 and 71 of the Amended Registration Statement to delete statements regarding compound annual growth rates.

Securities and Exchange Commission

March 21, 2014

Unaudited Pro Forma Financial Information, page 47

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31,  2013, page 48

4.                                      We note that the restricted stock units vest on a graded schedule over five years. Revise note (a) to disclose the percentage of stock awards that will vest each year so that a reader may tell whether the adjustment presented is indicative of the recurring future impact.

Response:

The Company has revised the disclosure in note (a) on page 48 of the Amended Registration Statement to disclose the percentage of stock awards that will vest each year.

5.                                      Please refer to prior comment 5. Revise your disclosure in note (a) to disclose the amount of compensation expense related to the one time grant of fully vested shares of Class A common stock in addition to the number of shares issued.

Response:

The Company has revised the disclosure in note (a) on page 48 of the Amended Registration Statement to disclose the amount of compensation expense related to the one time grant of fully vested shares of Class A common stock in addition to the number of shares issued.

6.                                      Please revise note (d) to provide a description of how you determined the weighted average amount of shares outstanding for the purposes of presenting pro forma earnings per share.

Response:

The Company has revised the disclosure in note (d) on page 49 of the Amended Registration Statement to provide a description of how the Company determined the weighted average amount of shares outstanding for the purposes of presenting pro forma earnings per share.

7.                                      We note from your disclosures on page 88 that restricted stock unit (“RSU”) participants are eligible to receive additional RSUs in respect to any dividends you pay. Please revise your filing to specify whether these additional RSUs are non-forfeitable. If so, revise your filing to explain how you considered ASC 260-10-45-60A in determining whether your RSUs are participating securities and should be considered in your determination of basic earnings per share.

Response:

The Company has revised the disclosure on page 88 of the Amended Registration Statement to specify that these additional RSUs are forfeitable.

Securities and Exchange Commission

March 21, 2014

8.                                      We note from your response to prior comment 22 that you have concluded that your Class B common stock is economically insignificant. We note from your dividend policy on page 44 that your Class B common stock will participate equally with Class A common stock in future dividends. Please explain to us the criteria you used to determine that your Class B common stock is economically insignificant. To the extent you determine Class B common stock to be economically significant, please revise to include the shares in your measure of earnings per share or present earnings per share using the two-class method pursuant to ASC 260-10-45-60A, as appropriate.

Response:

The economic rights of shares of Class B common stock will be based on the ratio of the subscription price for each share of the Company’s Class B common stock to the initial public offering price of each share of the Company’s Class A common stock. Holders of shares of Class B common stock will be entitled to receive dividends of the same type as any dividends payable on outstanding shares of Class A common stock. Dividends on shares of Class B common stock will be calculated based on the applicable subscription amount such that the aggregate dividends payable on all shares of Class B common stock will equal the dividends payable with respect to the number of shares of Class A common stock which could have been purchased at the initial price to the public in the initial public offering with the aggregate subscription price for the shares of Class B common stock.

The Company expects the aggregate subscription price for all shares of Class B common stock will be $500,000. Further, the Company believes the aggregate offering size for the initial public offering of Class A common stock will be approximately $200 million. Based on these expectations, any dividend payable to holders of shares of Class B common stock will be no more than $500,000 divided by $200 million or 0.25% of the amount paid to holders of shares of Class A common stock. As the subscription price for all shares of Class B common stock is fixed and the number of shares of Class A common stock can increase, this will have the effect of further reducing the share of dividends payable to holders of shares of Class B common stock. The Company believes that 0.25% is economically insignificant.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition As of December 31, 2013, page 50

9.                                      Please explain to us your consideration of temporary differences and the resulting deferred tax consequences related to your restricted stock unit grants. Specifically explain to us your consideration of ASC 718-740-25-2 in determining your pro forma adjustments for income taxes.

Response:

The deferred tax impact of the pro forma adjustment related to the issuance of RSUs was considered as an adjustment to income with a current tax benefit recorded in the Pro Forma Condensed Combined Statement of Operations. The Company respectfully submits that the Pro Forma Condensed Combined Statement of Financial Condition does not include a deferred tax asset related to the issuance of RSUs because the Pro Forma Condensed Combined Statement of Financial Condition assumes that this issuance occurred as of the balance sheet date and a temporary difference is not created on the date of issuance.

Securities and Exchange Commission

March 21, 2014

Business, page 68

10.                               We note your responses to prior comments 4 and 29. Please include a separately captioned section regarding the business activities you will no longer engage in following the reorganization. Include quantifications here in addition to those made in the Pro Forma section.

Response:

The Company has revised the disclosure on page 77 of the Amended Registration Statement to include a separately captioned section regarding the business activities the Company will no longer engage in following the reorganization. The Company respectfully submits that, as described on page F-1 of the Amended Registration Statement, the historical combined financial statements of the Company include only those accounts attributable to the advisory business of Old Holdings and certain allocations from Old Holdings. The combined financial statements do not include the results of the business activities the Company will no longer engage in. Accordingly, the Company has revised the disclosure on page 47 of the Amended Registration Statement to clarify that the only adjustments made in the pro forma financial information with respect to the reorganization are to reflect the capitalization of Old Holdings and the funding of a pre-offering distribution to the partners of Old Holdings.

Forum Selection Clause, page 98

11.                               Please describe what impact you believe this clause will have on your shareholders.

Response:

The Company has revised the disclosure on page 100 of the Amended Registration Statement to describe the impact the Company believes this clause will have on its stockholders.

Combined Financial Statements of the Advisory Operations of Moelis & Company Holdings LP

12.                              Please refer to prior comment 31. We note your revised disclosures do not include the pro forma measure of earnings per share on the face of your historical financial statements to reflect the impact of your reorganization, as previously requested. You appear to be issuing stock for nominal consideration in connection with your reorganization into a corporation. Therefore, please revise your financial statements to present this measure as previously requested. Refer to ASC 260-10-S99-1.

Response:

The Company has revised the disclosure on page F-4 of the Amended Registration Statement to present the pro forma measure of earnings per share to reflect the impact of the reorganization.

Securities and Exchange Commission

March 21, 2014

Notes to the Combined Financial Statements

Note 4. Business Changes and Developments, page F-13

13.                               We note your revised disclosure in response to prior comment 34. Please revise this disclosure to provide a description of your Class B shares and the various classes of partnership units. In this regard, we note your disclosure on page 44 that the Class B shares are entitled to receive dividends of the same type as any dividends payable on the Class A shares, your disclosure on page 49 that the Class A partnership units are convertible into Class A common shares, and your disclosure on page 35 that the Class B partnership units have the same economic rights as the Class B shares, which indicates that they could potentially participate in earnings in a manner similar to your Class B shares. Ensure that your disclosure addresses all features of the various instruments to be outstanding in enough detail to provide a reader of the instrument holder’s ability to ultimately participate in the earnings of the company, whether through dividends, minority interest or conversion.

Response:

The Company has revised the disclosure on page F-14 of the Amended Registration Statement to provide a description of its Class B common stock and the various classes of partnership units.

Note 7. Income Taxes, page F-17

14.                               Please refer to prior comment 37. We note your response and that the net difference between the tax bases and the reported amounts of your assets and liabilities is $94 million, which appears significant to your financial results. We understand that you are currently a pass through entity for federal income tax purposes and that you will be converting to a C Corporation; however we continue to believe the disclosure is relevant to an understanding of your historical financial results since you were not a taxable entity during that time. Therefore, please revise to provide the previously requested disclosure pursuant to ASC 740-10-50-16 or provide additional information as to why the disclosure is not required or applicable.

Response:

The Company has revised the disclosure on page F-21 and in note (d) on page 51 of the Amended Registration Statement in response to the Staff’s comment to include the net difference between the tax bases and the reported amounts of the Company’s assets and liabilities.

Note 8. Equity-based Compensation, page F-19

15.                               Please refer to prior comment 40. We note your revised disclosures discussing the assumptions used to value your equity based compensation awards. Please revise your disclosure to address the following:

•                                          Disclose the actual discount rate and revenue multiples used in your valuation of these awards.

Securities and Exchange Commission

March 21, 2014

Response:

The Company has revised the disclosure on page F-23 of the Amended Registration Statement to disclose the actual discount rate and income and revenue multiples used in the Company’s valuation of these awards.

•                  We note that you have various types of equity awards, including equity awards to common partners that have no vesting period, management units issued when certain partners joined the Parent, management units for certain other partners that vest over 5 years and management units awarded to non-partner employees that vest over 4 years. Revise your disclosure to discuss how your valuation model takes into account the various vesting conditions of each type of award.

Response:

In accordance with ASC 718, “Compensation—Stock Compensation,” service-based vesting conditions are not reflected in estimating the fair value of an award at the grant date because those conditions are restrictions that stem from the forfeitability of instruments to which employees have not yet earned the right. The Company has revised the disclosure on page F-22 of the Amended Registration Statement to indicate that its equity-based compensation awards vest based on service conditions.

•                  Revise to disclose whether these units all participate equally in any distributions and allocations of profits or losses. If not, describe the various terms of each of these awards and discuss how the variations in terms affect your valuation of them at the grant date.

Response:

The Company has revised the disclosure on page F-22 of the Amended Registration Statement to disclose that substantially all of the units participate equally in distributions and allocations of profits or losses. The only exception relates to certain units which represent approximately two percent (2%) of total value. These units participate in distributions and income and loss only after the partnership has distributed or its fair value reaches certain minimum dollar amounts. The Company has historically used a third party valuation expert to assist us in applying an option pricing model to determine the fair value of these units at grant date. This results in a lower valuation for these units and this lower valuation is used when recording equity-based compensation. The amount and financial impact of these units are immaterial in the Company’s historical financial statements. At the time of the reorganization, all units will be converted into a single type of unit so that all units after reorganization will participate equally in distributions and allocations of profits or losses.

12. Commitments and Contingencies, page F-24

16.                               We note your response to prior comment 42. Please revise your disclosure to provide a description of the defined exit events that must occur that would cause the put option to become exercisable.

Response:

The Company has revised the disclosure on page F-27 of the Amended Registration Statement to provide a description of the defined exit events that must occur that would cause the put option to become exercisable.

Securities and Exchange Commission

March 21, 2014

Part II, Item 16. Exhibits

17.                               Based on your response to prior comment 44, we are unable to conclude that the agreement with Sumitomo Mitsui Banking Corporation and the Australian joint venture agreement are not material. Please file the agreements.

Response:

In response to the Staff’s comment, the Company has filed the Australian joint venture agreement and will file the agreement with Sumitomo Mitsui Banking Corporation in an Exhibit only filing on Monday, March 24, 2014. The Company has revised the Exhibit Index in the Amended Registration Statement to include these agreements.

*      *      *

Please do not hesitate to contact the undersigned at (212) 735-3050 or Richard Aftanas at (212) 735-4112 with any questions or comments regarding this letter.

Sincerely,

/s/ Joseph A. Coco
Joseph A. Coco

cc:	Osamu R. Watanabe, Esq., General Counsel, Moelis & Company
Jay Clayton, Esq., Sullivan & Cromwell LLP
Glen T. Schleyer, Esq., Sullivan & Cromwell LLP